Filed by NioCorp Developments Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GX Acquisition Corp. II

Commission File No.: 001-40226

Below is a transcript of an interview by Equity.Guru with Mark A. Smith, CEO and Executive Chairman of NioCorp Developments Ltd. (“NioCorp” or the “Company”), discussing the proposed business combination (the “Transaction”) between NioCorp and GX Acquisition Corp. II (“GXII” or “GX”).

A recording of the interview can be found at the following link: https://www.youtube.com/watch?v=JVlmQ-UEr2s.

Participants:

•         Mark A. Smith, CEO and Executive Chairman of NioCorp

•         Chris Parry, Equity.Guru

Chris Parry:

Hey everybody, Chris Parry from Equity.Guru. I'm talking today to Mark Smith from NioCorp. NB is the ticker symbol. You'll notice it's standing out from the crowd by the fact that it has been green for the past few weeks. Mark, tell us about the latest news.

Mark Smith:

The latest news: we just announced a transactional deal with a SPAC company. And first, Chris, let me say that I've actually not been a real big fan of SPACs for most of my career here. And this is really, really different. It's one that proud to be part of, happy to have negotiated it as well as we did on behalf of our shareholders. We have something really different here. And if you don't mind, I'd like to just point out some of those differences. One is, we are acquiring the SPAC, whereas in every other SPAC deal that I'm aware of, the SPAC is acquiring another company. So that's, first and foremost. We're acquiring them. So it's really a financial engineering exercise, if you think about it from that standpoint.

Second, normally SPACs are publicly traded companies that try to acquire privately held companies. We don't have that here. We have a publicly traded SPAC and a publicly traded NioCorp. We're both subject to the jurisdiction of the SEC. So we don't have these unknowns. All the valuations that are being used for this deal are well within market norms. We don't have these outrageous valuations that are being placed, like they can be on privately held companies. It causes the stock price to start out very high, and it has nowhere else to go but down. We're starting with very, very reasonable market norm valuations. And then ultimately, NioCorp ends up getting to have NASDAQ listing here. We're going to be dual-listed on TSX and NASDAQ. We've enjoyed our time on the TSX. Without question, it's a very good exchange. But, the access to capital on the NASDAQ is going to be superior. So we're happy with that. Then the last item that we just talked about a moment ago, and I think it's important, is almost all held by retail shareholders, GXII, the company we're acquiring, is almost entirely held by institutional. So at the end of the day, we end up with a great mix of retail and institutional, which is what every CEO hopes for when they have a publicly traded company. So I'm thrilled about this blend that we're going to end up with.

Chris Parry:

And there's a lump of cash in that in that SPAC, is there not?

Mark Smith:

There is a lot of cash. I mean, typically a SPAC goes out and does an IPO and they'll issue 30 million shares at $10 apiece, and they'll have $300 million dollars in the trust account. That's exactly what GXII did. So there's upwards of $300 million dollars available in that trust account. We anticipate fees and expenses, you know, to make this transaction happen. That could be upwards of $285 million dollars at our disposal if this goes well.

Chris Parry:

Now, you correct me if I'm wrong, from memory NioCorp is a $300 million dollar market cap as it stands, is that correct?

Mark Smith:

Yeah, that’s correct.

Chris Parry:

Almost your market cap again, in terms of cash.

Mark Smith:

That’s correct.

Chris Parry:

That's a great position for any company to be in, like, especially in this market, where raising money is a bit problematic. This is a game changing deal.

Mark Smith:

It's transformational. Chris, there's just no question about it. And then, in addition to the SPAC transaction that we're undertaking, we've also lined up two different financings from an institutional fund called Yorkville, where it'll be a $16 million dollar convertible debt, and a $65 million dollar Standby Equity Sale Agreement. So it's another $81 million dollars available to the company. And that is a large part of the cash financing that we'll need. And then we'll couple the rest up with debt.

Chris Parry:

So you really are the masters of your own destiny now. A lot of times the company at your position, you know, there's like, the big question is, will they be able to raise the many hundreds of millions of dollars to get to the mind moving. You just managed to pull the rug out from all those that were questioning it.

Mark Smith:

Well, and they rightly asked the questions. It's taken us a while to get here. But you know, sometimes when you're patient enough, you find the right deal with the right people and I really liked the management team and the board at GXII as well. They have a lot of the same values of trust, honesty, integrity that we do at NioCorp. It's a really good blend of the two teams. At the end of the day, NioCorp will be running NioCorp. We're going to add two more people to our board. But NioCorp will have seven of the nine positions on the board. So this is really still NioCorp, at the end of the day. And I think that's a another kind of interesting point with this SPAC deal. It's a little bit different than most.

Chris Parry:

Sure. You mentioned trust and integrity in relation to the SPAC. That's not two words that generally come into contact with SPACs very often.

Mark Smith:

I couldn't agree more. Having these thoughts are really good.

Chris Parry:

Like, what was the origin story of you guys getting together?

Mark Smith:

It was a group that had probably looked at a dozen or so possible acquisitions, and they didn't find anything they liked. You know, through some connections, we got introduced to each other. We started to talk to each other a little bit, feel each other out. Then we got a lot more serious. We made a whole presentation of NioCorp of what we are and what the minerals are and what this means to the world right now with renewables and electric vehicles and everything else. They got very interested. They had actually tried to do the MP Materials SPAC when it first came out, so they were very familiar with the space and the use of these minerals. They got comfortable very quick and decided to go headlong into this. And I'm glad they did, because again, they're good people. They're providing access to capital markets that we haven't had through our contacts. So it just opens up the world more. That's what I like.

Chris Parry:

Yeah, for sure. So assuming that everything goes to plan, there is obviously a lot of due diligence to do and steps to take to secure everything. But once that cash is in your pocket, what's the next step?

Mark Smith:

That's a great question, because we get pretty excited about next steps. First thing is, we will acquire a little bit more land which we have the leases on with options to buy. So that's all set, all we have to do is send notice and that process can be completed. I want to finish purchasing the land that we need. Remember, we've got 90% of what we need for the minerals already in our ownership today. So we just need a very little bit more, and we'll have the whole thing wrapped up. So purchasing land, we want to start some of the detailed engineering. My experience in large projects is the farther ahead you can put your detailed engineering before construction, the better. We want to start doing some site preparation activities, start to bring some infrastructure into the site. Those are all things that can save us money as well. If we can bring the electrical grid lines into the site, and not have to run generators on an interim basis, it's unbelievable the amount of capital that we can save by doing those things. So just trying to be smart, and get ready then to put the full debt package into place so we can do the full blown construction. Remember, we have, I know I sound a little bit like a salesperson here, Chris, but I am the CEO. So remember, we have all the permits in hand to start a construction. So it really is just a matter of having enough cash in the bank to get that process going. We've got all the permits we need to start.

Chris Parry:

So there's no dark horse of the apocalypse waiting around the corner, there's no like, thing that we still have to get done in order to make it doable? Everything is just basically about allocating cash?

Mark Smith:

That's correct. The one thing that we still have in the works with our feasibility study that we have right now, we are we're going to be producing niobium, scandium and titanium. But we do have the technical work underway, and we're running a demonstration plant as we speak right now, to determine the economic viability and the metallurgy for recovering rare earths. Our decades of experience in rare earths, the bench testing we've done today, gives us a large degree of confidence but we do want to bring that technical work up to the NI 43-101 Feasibility Study level. That should be done, hopefully, in the next couple of months. And then we can add rare earths to the mix in terms of economics and sales. And we're pretty excited about that because every automobile company is looking to build 10,15, 20-year supply chains for things like rare earths, because they're all going to be making EVs. So we're excited about that, too.

Chris Parry:

So I've probably represented 200 or 300 resource companies in my time, and yours is the first company where I get people sending me direct messages with photos, saying "I drove past the property and there's a bulldozer working, something's happening." What's happening? Like there's a rabid enthusiasm about NioCorp out there right now that I haven't seen very often. And I think I've put a lot of that down to the fact that everything you guys have said along the way has been backed up by actions. Everything you wanted to achieve, you've achieved, every milestone you want to be hit you've hit, and then some that you never talked about.

Mark Smith:

That's, what we like to do, Chris, and that's just how we'd like to do business. But, I also want to compliment our shareholders, because it is a committed group of people. And if you think you're getting a lot of emails and phone calls, you should see what Jim Sims and I are, all right? And we actually encourage it, and we like it, because we want their feedback. I think we have delivered and it might take a little bit longer sometimes to make those deliveries, but we're doing what we say we're going to do and I think that's just such a good business principle. Just do what you say you're gonna do.

Chris Parry:

The traditional way of being a mining operator has been to pull things out of the ground and then sell them on to the market. I see more and more companies talking about end users being more involved in the process of even developing a mine, rather than just taking off takes. Do you have a hit list of large end-user companies that you've either talked to or will be talking to, to try and take out the middleman a little bit?

Mark Smith:

There is an absolute yes, there. And the only thing I would add is that a lot of those companies are contacting us. This has been a huge change. I mean, most of my career, the automobile guys and the steel guys, they are hands off, arm's length away from miners like us, and they would never put strategic investments into the ground. That's changed. I mean, the last nine months, we're seeing the GMs and the Fords, the automobile companies, Volkswagens of the world, that are making investments in projects that aren't even at the PEA level yet. I mean, they are scrambling to make sure that they have the procurement programs in place to make the EVs that they're all saying they're gonna make, and that's not going to be an easy task.

Chris Parry:

Yeah, well, it's certainly a lot of those metals coming from places where you know, you're either have guys with AK-47s at the gate, or governments that aren't necessarily friendly. You're more than just a mine at this point. You're a strategic necessity.

Mark Smith:

Well, the other thing that, you know, we take great pride in is the environmental standards that we adhere to, not just what's required in the US, but doing the right thing along the way. And people that buy our products can rest assured that the ESG principles that we have are sound, they're going to be the best that we can come up with, because we think about the whole lifecycle, not just today's issues. I want my children's children's children to enjoy what this mine can produce. And I think they can.

Chris Parry:

There's a lot of people that still look at modern mining and say, well, it's detrimental to the environment, etc., etc. Like, can you go into a little detail about what measures you actually take to offset the need to move soil?

Mark Smith:

Yeah, there's a lot of things that go with that, right. I mean, number one, if you take a look at where the mining industry is going very rapidly right now is electrification of all of the equipment that's used to move the soil. Well, just think of what that does for the environment. That's tremendous. So we're looking at all those things as well. We're not going to have tailings basins out there full of water and solids. We're dry stack, piling up our tailings. And to a large extent, most of the tailings go right back into the underground, to provide a very geo-technically competent backfill at the end of the day. We will have zero process water discharge. We're not going to use water and just get rid of it. We're going to take the water in, we're going to recycle it, clean it up and just make sure that we are conserving water in the area. In this part of Nebraska water is a very serious resource. So we get that. We respect the local people, and now they know we respect them. So we're going to use ground freezing in the area to put the shaft into so that we don't have to sit there and pump water out all day long. What a horrible waste of a resource. So we're gonna freeze it and make sure that what groundwater flow does occur flows around that ice block. So we've got, you know, things like that, we're pretty proud of. We've designed our surface facility so that we do not impact any navigable waters, and that's a very broad definition in the United States. So we don't need an Army Corps of Engineer permit because we're not impacting any navigable waters of the United States. Those are things that we do because it comes very naturally to us. Scott Honan, our COO, and myself really grew up in the environmental health and safety arena. That's where we started our careers, so all of this comes just second nature to us. We believe in it. We think it's the right thing to do. We have adopted the Equator Principles as a standardized method for us to have an auditable systematic program. But it's really just writing down what we do. It's second nature anyway. But you know, you got to have that because nobody's going to issue you debt today without a strong auditable ESG program. I think it's a great idea, let's level the playing field everywhere on that.

Chris Parry:

It's certainly something that a lot of other companies that have been around for a while are struggling to be dragged towards. But, you know, I appreciate the fact that, as someone with kids that both we need to drag ores out of the ground, and if we're going to, you know, move to towards green power, etc. But they just got to be done the right way. And it's definitely going to hit your bottom line to do things the right way. But the amount that it will affect is really negligible compared to, you know, what's at the other end.

Mark Smith:

I couldn't agree more that just the positive impacts that ESG has on your social license to operate out there, I think is worth every penny we put into it. If you'd have one citizen that you've upset because you're not doing something right that can cause years and years of costs and conflict. We'd rather just do it the right way and make sure that our community is happy with us as part of the community. And we're all going to live together well.

Chris Parry:

Mark, I deal with a lot of guys on HoweStreet and beyond that. You kind of just say, Well, I hope they do the right thing by investors. But I can honestly say that you guys have shown your work, and makes me proud that we've been associated with you to this point. And best of luck, getting that cash in hand and moving things forward.

Mark Smith:

Thank you, Chris. That means a lot coming from you because you talk to a lot of folks like us. That's meaningful. We do it for real, and we mean it. We walk the talk.

Chris Parry:

We can all be around for 25 years, then that's the ultimate win. Right?

Mark Smith:

Exactly. Exactly.

Chris Parry:

Appreciate your time today, and we'll talk again soon.

Mark Smith:

All right. Thanks, Chris. Have a good day.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed Transaction, NioCorp intends to file a registration statement on Form S-4 (the “registration statement”) with the U.S. Securities and Exchange Commission (“SEC”), which will include a document that serves as a prospectus and proxy circular of NioCorp and a proxy statement of GXII, referred to as a “joint proxy statement/prospectus.” The definitive joint proxy statement/prospectus will be filed with the SEC as part of the registration statement and, in the case of NioCorp, with the applicable Canadian securities regulatory authorities, and will be sent to all NioCorp shareholders and GXII stockholders as of the applicable record date to be established. Each of NioCorp and GXII may also file other relevant documents regarding the proposed Transaction with the SEC and, in the case of NioCorp, with the applicable Canadian securities regulatory authorities. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF NIOCORP AND GXII ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AND, IN THE CASE OF NIOCORP, WITH THE APPLICABLE CANADIAN SECURITIES REGULATORY AUTHORITIES IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when available) and all other relevant documents that are filed or that will be filed with the SEC by NioCorp or GXII through the website maintained by the SEC at www.sec.gov. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (if and when available) and all other relevant documents that are filed or that will be filed with the applicable Canadian securities regulatory authorities by NioCorp through the website maintained by the Canadian Securities Administrators at www.sedar.com. The documents filed by NioCorp and GXII with the SEC and, in the case of NioCorp, with the applicable Canadian securities regulatory authorities also may be obtained by contacting NioCorp at 7000 South Yosemite, Suite 115, Centennial CO 80112, or by calling (720) 639-4650; or GXII at 1325 Avenue of the Americas, 28th Floor, New York, NY 10019, or by calling (212) 616-3700.

Participants in the Solicitation

NioCorp, GXII and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from NioCorp’s shareholders and GXII’s stockholders in connection with the proposed Transaction. Information regarding the executive officers and directors of NioCorp is included in its management information and proxy circular for its 2021 annual general meeting of shareholders filed with the SEC and the applicable Canadian securities regulatory authorities on October 22, 2021. Information regarding the executive officers and directors of GXII is included in its Annual

Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 25, 2022. Additional information regarding the persons who may be deemed to be participants in the solicitation, including information regarding their interests in the proposed Transaction, will be contained in the registration statement and the joint proxy statement/prospectus (if and when available). NioCorp’s shareholders and GXII’s stockholders and other interested parties may obtain free copies of these documents free of charge by directing a written request to NioCorp or GXII.

No Offer or Solicitation

This communication and the information contained herein do not constitute (i) (a) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Transaction or (b) an offer to sell or the solicitation of an offer to buy any security, commodity or instrument or related derivative, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction or (ii) an offer or commitment to lend, syndicate or arrange a financing, underwrite or purchase or act as an agent or advisor or in any other capacity with respect to any transaction, or commit capital, or to participate in any trading strategies. No offer of securities in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act) shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act. In Canada, no offering of securities shall be made except by means of a prospectus in accordance with the requirements of applicable Canadian securities laws or an exemption therefrom. This communication is not, and under no circumstances is it to be construed as, a prospectus, offering memorandum, an advertisement or a public offering in any province or territory of Canada. In Canada, no prospectus has been filed with any securities commission or similar regulatory authority in respect of any of the securities referred to herein.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements may include, but are not limited to, statements about the parties’ ability to close the proposed Transaction, including NioCorp and GXII being able to receive all required regulatory, third-party and shareholder approvals for the proposed Transaction; the anticipated benefits of the proposed Transaction, including the potential amount of cash that may be available to the combined company upon consummation of the proposed Transaction and the use of the net proceeds following the redemptions by GXII public shareholders; NioCorp’s expectation that its common shares will be accepted for listing on the Nasdaq Stock Market following the closing of the proposed Transaction; the execution of definitive agreements relating to the convertible debenture transaction and the stand by equity purchase facility contemplated by the term sheets with Yorkville Advisors Global, LP (“Yorkville”); the financial and business performance of NioCorp; NioCorp’s anticipated results and developments in the operations of NioCorp in future periods; NioCorp’s planned exploration activities; the adequacy of NioCorp’s financial resources; NioCorp’s ability to secure sufficient project financing to complete construction and commence operation of the Elk Creek Project; NioCorp’s expectation and ability to produce niobium, scandium, and titanium at the Elk Creek Project; the outcome of current recovery process improvement testing, and NioCorp’s expectation that such process improvements could lead to greater efficiencies and cost savings in the Elk Creek Project; the Elk Creek Project’s ability to produce multiple critical metals; the Elk Creek Project’s projected ore production and mining operations over its expected mine life; the completion of the demonstration plant and technical and economic analyses on the potential addition of magnetic rare earth oxides to NioCorp's planned product suite; the exercise of options to purchase additional land parcels; the execution of contracts with engineering, procurement and construction companies; NioCorp’s ongoing evaluation of the impact of inflation, supply chain issues and geopolitical unrest on the Elk Creek Project’s economic model; the impact of health epidemics, including the COVID-19 pandemic, on NioCorp’s business and the actions NioCorp may take in response thereto; and the creation of full time and contract construction jobs over the construction period of the Elk Creek Project. In addition, any statements that refer to projections (including Averaged EBITDA, Averaged EBITDA Margin, and After-Tax Cumulative Net Free Cash Flow), forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of NioCorp and GXII, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. Forward-looking statements reflect material expectations and assumptions, including, without limitation, expectations, and assumptions relating to: the future price of metals; the stability of the financial and capital markets; NioCorp and GXII being able to receive all required regulatory, third-party, and shareholder approvals for the proposed Transaction; the amount of redemptions by GXII public shareholders; the execution of definitive agreements relating to the convertible debenture transaction and the stand by equity purchase facility contemplated by the term sheets with Yorkville; and other current estimates and assumptions regarding the proposed Transaction and its benefits. Such expectations and assumptions are inherently subject to uncertainties and contingencies regarding future events and, as such, are subject to change. Forward-looking statements involve a number of risks, uncertainties or other factors that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made by NioCorp and GXII with the SEC and, in the case of NioCorp, with the applicable Canadian securities regulatory authorities and the following: the amount of any redemptions by existing holders of GXII Class A Shares being greater than expected, which may reduce the cash in trust available to NioCorp upon the consummation of the business combination; the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement and/or payment of the termination fees; the outcome of any legal proceedings that may be instituted against NioCorp or GXII following announcement of the Business Combination Agreement and the transactions contemplated therein; the inability to complete the proposed transactions due to, among other things, the failure to obtain NioCorp shareholder approval or GXII shareholder approval or the execution of definitive agreements relating to the convertible debenture transaction and the stand by equity purchase facility contemplated by the term sheets with Yorkville; the risk that the announcement and consummation of the proposed transactions disrupts NioCorp’s current plans; the ability to recognize the anticipated benefits of the proposed transactions; unexpected costs related to the proposed transactions; the risks that the consummation of the proposed transactions is substantially delayed or does not occur, including prior to the date on which GXII is required to liquidate under the terms of its charter documents; NioCorp’s ability to operate as a going concern; NioCorp’s requirement of significant additional capital; NioCorp’s limited operating history; NioCorp’s history of losses; cost increases for

NioCorp’s exploration and, if warranted, development projects; a disruption in, or failure of, NioCorp’s information technology systems, including those related to cybersecurity; equipment and supply shortages; current and future offtake agreements, joint ventures, and partnerships; NioCorp’s ability to attract qualified management; the effects of the COVID-19 pandemic or other global health crises on NioCorp’s business plans, financial condition and liquidity; estimates of mineral resources and reserves; mineral exploration and production activities; feasibility study results; changes in demand for and price of commodities (such as fuel and electricity) and currencies; changes or disruptions in the securities markets; legislative, political or economic developments; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of NioCorp’s projects; risks of accidents, equipment breakdowns, and labor disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in development programs; operating or technical difficulties in connection with exploration, mining, or development activities; the speculative nature of mineral exploration and development, including the risks of diminishing quantities of grades of reserves and resources; claims on the title to NioCorp’s properties; potential future litigation; and NioCorp’s lack of insurance covering all of NioCorp’s operations.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of NioCorp and GXII prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the proposed Transaction or other matters addressed herein and attributable to NioCorp, GXII or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to herein. Except to the extent required by applicable law or regulation, NioCorp and GXII undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

Mineral Reserves and Resources

Unless otherwise indicated, information concerning NioCorp’s mining property included in this communication has been prepared in accordance with the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects” (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy (“CIM”) “Definition Standards – For Mineral Resources and Mineral Reserves, May 10, 2014” (the “CIM Definition Standards”). Beginning with NioCorp’s Annual Report on Form 10-K for the fiscal year ended June 30, 2022 (the “NioCorp Form 10-K”), NioCorp’s mining property disclosures included or incorporated by reference in its SEC filings are required to be prepared in accordance with the requirements of subpart 1300 of Regulation S-K (“S-K 1300”). Previously, NioCorp prepared its estimates of mineral resources and mineral reserves following only NI 43-101 and the CIM Definition Standards. On June 28, 2022, NioCorp issued a CIM-compliant NI 43-101 technical report (the “2022 NI 43-101 Elk Creek Technical Report”) for the Elk Creek Project, which is available through the website maintained by the Canadian Securities Administrators at www.sedar.com. On September 6, 2022, the Company filed a technical report summary for the Elk Creek Project that conforms to S-K 1300 reporting standards (the “S-K 1300 Elk Creek Technical Report Summary”) as Exhibit 96.1 to the NioCorp Form 10-K, which is available through the website maintained by the SEC at www.sec.gov. The 2022 NI 43-101 Elk Creek Technical Report and S-K 1300 Elk Creek Technical Report Summary are based on a feasibility study (the “June 2022 Feasibility Study”) prepared by qualified persons (within the meaning of both NI 43-101 and S-K 1300, as applicable) and are substantively identical to one another except for internal references to the regulations under which the report is made, and certain organizational differences. The requirements and standards under Canadian securities laws, however, differ from those under S-K 1300. The terms “mineral resource,” “indicated mineral resource” and “mineral reserve” included herein are used as defined in accordance with NI 43-101 under the CIM Definition Standards. While the terms are substantially similar to the same terms defined under S-K 1300, there are differences in the definitions. Accordingly, there is no assurance any mineral resource or mineral reserve estimates that the Company may report under NI 43-101 will be the same as the mineral resource or mineral reserve estimates that the Company may report under S-K 1300.

NioCorp discloses estimates of both its mineral resources and mineral reserves. You are cautioned that mineral resources are subject to further exploration and development and are subject to additional risks and no assurance can be given that they will eventually convert to future reserves. Under both regimes, inferred resources, in particular, have a great amount of uncertainty as to their existence and their economic and legal feasibility. Investors are cautioned not to assume that any part or all of the inferred resource exists or is economically or legally mineable. See Item 1A, Risk Factors in the NioCorp Form 10-K. Reference should be made to the full text of the 2022 NI 43-101 Elk Creek Technical Report and the S-K 1300 Elk Creek Technical Report Summary for further information regarding the assumptions, qualifications and procedures relating to the estimates of mineral reserves and mineral resources as defined under NI 43-101 and S-K 1300, respectively.

Qualified Persons

All technical and scientific information included in this communication derived from the June 2022 Feasibility Study respecting NioCorp’s mineral resources has been reviewed and approved by Matthew Batty, P.Geo., Owner, Understood Mineral Resources Ltd., and all such information respecting NioCorp’s mineral reserves has been reviewed and approved by Richard Jundis, P. Eng., Director of Mining, Optimize Group. Each of Mr. Batty and Mr. Jundis and their respective firms are independent consultants who provide consulting services to NioCorp. All other technical and scientific information included in this communication has been reviewed and approved by Scott Honan, M.Sc., SME-RM, NioCorp’s Chief Operating Officer. Each of Messrs. Batty, Jundis, and Honan is a “Qualified Person” as such term is defined in NI 43-101.